Mail Stop 4561
via fax (408) 517-8186

January 16, 2009

John W. Thompson
Chairman & CEO
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

> **Re:**   **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended March 28, 2008**
> **Filed May 21, 2008**
> **Form 10-Q for the Quarter Ended October 3, 2008**
> **Filed November 7, 2008**
> **File No. 000-17781**

Dear Mr. Thompson:

We have reviewed your response to your letter dated December 19, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2008.

Form 10-K for the Fiscal Year Ended March 28, 2008

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

Indirect Channel Sales, page 73

1.   We note your response to our prior comment 3 where you indicate that for products that include content updates, upon shipment to the distributor, the Company credits inventory and debits deferred cost of channel inventory. Please tell us the amount of deferred cost for each period presented. Also, tell us

John W. Thompson
Symantec Corporation
January 16, 2009
Page 2

whether you include deferred costs of inventory on your balance sheet as an asset account or a liability account (i.e. netted against deferred revenue for similar product sales) and explain the basis for your presentation.

2.   In addition, we note from your response to comment 1 that for products sold with content updates, obsolete inventory held in the distribution channel is offset to deferred revenue. Please tell us what impact the obsolete inventory adjustment has on your deferred costs of channel inventory and tell how you this is reflected in your financial statements. Please provide the entries that you record to record obsolete inventory held at distributors.

Form 10-Q For the Quarter Ended October 3, 2008

Note 17. Goodwill, Acquired Product Rights, and Other Intangible Assets, page 12

3.   We note your response to our prior comment 7 where you indicate that the Company is currently in the process of analyzing the fair value of each of your reporting units in anticipation of preparing the quarterly financial statements for the fiscal quarter ending January 2, 2009. Please provide an updated response to the Staff's prior comment 7 in our letter dated December 2, 2008 with regards to your impairment analysis.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief